Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 14, 2009. Shareholders voted as indicated below:

 					Affirmative	Withheld
							Authority
Re-election of Paul Belica
Class I to serve until 2012		8,806,829	242,039
Re-election of Hans W. Kertess
Class I to serve until 2012		8,799,764	249,104
Re-election of William B. Ogden, IV
Class I to serve until 2012		8,820,213	228,655

Messrs. Robert E. Connor and John C. Maney* continue to serve as
Trustees of the Fund.

Diana L. Taylor resigned as Trustee of the Funds on September 10, 2009.
* John C. Maney is an Interested Trustee of the Fund.